UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information Services Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45675Y104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104

1.	Names of Reporting Persons Oenoke Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,910,937 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,910,937 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,910,937 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.12% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45675Y104

1.	Names of Reporting Persons Michael P. Connors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,910,937 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,910,937 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,910,937 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.12% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45675Y104

1.	Names of Reporting Persons Frank D. Martell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,910,937 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,910,937 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.12% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45675Y104

1.	Names of Reporting Persons Earl H. Doppelt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,910,937 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,910,937 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.12% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45675Y104

1.	Names of Reporting Persons Richard G. Gould

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,910,937 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,910,937 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.12% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)                                  Name of Issuer:

Information Services Group, Inc.

(b)                                 Address of Issuer’s Principal Executive Offices

Four Stamford Plaza
107 Elm Street
Stamford, CT 06902

Item 2.

(a)                                  Name of Person Filing

(1) Oenoke Partners, LLC
(2) Michael P. Connors
(3) Frank D. Martell
(4) Earl H. Doppelt
(5) Richard G. Gould

(b)                                 Address of Principal Business Office or, if none, Residence

Four Stamford Plaza
107 Elm Street
Stamford, CT 06902

(c)                                  Citizenship

(1) Oenoke Partners, LLC	Delaware
(2) Michael P. Connors	United States
(3) Frank D. Martell	United States
(4) Earl H. Doppelt	United States
(5) Richard G. Gould	United States

(d)                                 Title of Class of Securities

Common Stock

(e)                                  CUSIP Number

45675Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Each of Michael P. Connors, Frank Martell, Earl H. Doppelt and Richard G. Gould are members of Oenoke Partners, LLC (“Oenoke”) and own twenty-five percent of the outstanding membership interests.  Mr. Connors has beneficial ownership of the remaining seventy-five percent of outstanding membership interests as a result of being the managing member of Oenoke and controlling the vote of the ISG common stock held by Oenoke.  Each of Mr. Martell, Mr. Doppelt and Mr. Gould has beneficial ownership of the remaining seventy-five percent of outstanding membership interests as a result of having approval rights with respect to a sale of all or substantially all of the assets of Oenoke.

(a)                                  Amount Beneficially Owned:

(1) Oenoke Partners, LLC	13,910,937
(2) Michael P. Connors	13,910,937
(3) Frank D. Martell	13,910,937
(4) Earl H. Doppelt	13,910,937
(5) Richard G. Gould	13,910,937

Includes 7,410,937 shares of common stock and 6,500,000 shares of common stock underlying warrants issued to Oenoke in a private placement prior to the initial public offering (“IPO”).  These warrants are currently exercisable and therefore, the underlying common stock is deemed to be beneficially owned.

(b)                                 Percent of Class:

(1) Oenoke Partners, LLC	19.12%
(2) Michael P. Connors	19.12%
(3) Frank D. Martell	19.12%
(4) Earl H. Doppelt	19.12%
(5) Richard G. Gould	19.12%

Based on 72,744,361 shares outstanding, which assumes (i) the exercise of 32,066,150 outstanding warrants issued in the IPO, (ii) the exercise of 6,500,000 outstanding warrants issued in a private placement to Oenoke prior to the IPO and (iii) the exercise of the underwriter’s unit purchase option for 1,406,250 units each consisting of one share of ISG common stock and one warrant exercisable into a share of ISG common stock at an exercise price of $7.50 per share.

(c)                                  Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote:

(1) Oenoke Partners, LLC	13,910,937
(2) Michael P. Connors	13,910,937

(3) Frank D. Martell	0
(4) Earl H. Doppelt	0
(5) Richard G. Gould	0

(ii)                                  Shared power to vote or to direct the vote:

(1) Oenoke Partners, LLC	0
(2) Michael P. Connors	0
(3) Frank D. Martell	0
(4) Earl H. Doppelt	0
(5) Richard G. Gould	0

(iii)                               Sole power to dispose or to direct the disposition of:

(1) Oenoke Partners, LLC	13,910,937
(2) Michael P. Connors	0
(3) Frank D. Martell	0
(4) Earl H. Doppelt	0
(5) Richard G. Gould	0

(iv)                              Shared power to dispose or to direct the disposition of:

(1) Oenoke Partners, LLC	0
(2) Michael P. Connors	13,910,937
(3) Frank D. Martell	13,910,937
(4) Earl H. Doppelt	13,910,937
(5) Richard G. Gould	13,910,937

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

The members of Oenoke have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of common stock held by Oenoke in accordance with their membership interests in Oenoke.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits

Exhibit 1                                                   Joint Filing Agreement by and among the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2008
Date

Oenoke Partners, LLC

By:	/s/ Michael P. Connors
Name:	Michael P. Connors
Title:	Managing Member

/s/ Michael P. Connors
Signature

Michael P. Connors
Name

/s/ Frank D. Martell
Signature

Frank D. Martell
Name

/s/ Earl H. Doppelt
Signature

Earl H. Doppelt
Name

/s/ Richard G. Gould
Signature

Richard G. Gould
Name